N E W S   R E L E A S E

October 31, 2007	Trading Symbol: URA – TSX.V

Stirrup Creek Core Submitted to Assay Labs

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce the delivery of core samples from its Stirrup Creek Gold Project located 100 kilometres north-northwest of Lillooet and 25 kilometres southeast of the Blackdome gold mine. This drill program consisted on seven (7) holes at an area of interest previously identified by the Company’s 2005 drill program and a historic drill program by Chevron in 1988. These seven (7) cores were split in Lillooet, and transported to two separate assay facilities in the Vancouver area. It is expected that these assay results will be received by the Company prior to the end of the fourth quarter. At this time of year, assay results typically have a turn around time of eight to ten weeks.

The purpose of the drill program was to follow up the 2005 drilling, where values as high as 17.40 grams per tonne (g/t) gold over 0.8 metre and 9.75 g/t over 0.7 metre were intersected from drill hole 2005-2. This previous program was completed to reproduce anomalous gold in trenches and drill intersections done by Chevron Minerals in 1988. Chevron's hole 88-5 produced 1.1 metres of 14.99 g/t gold. Over all, the samples represent the best gold assays from two oxidized shears in the hole and are separated by 96 metres, the larger value at 164 metres depth. Several sections analyzed produced anomalous gold and arseno pyrite. The full results from the 2005 drilling were reported in Stockwatch on Nov. 3, 2005.

The company feels that the Stirrup gold property represents a large, low-grade, bulk-tonnage target and has been compared with similar projects such as Round Mountain in Nevada. Initial inspection of the core suggests a low sulphidation epithermal type mineralization. Some lower sections of the core contain altered porphyritic rock suggesting a porphyry environment.

The technical portion of this release has been approved by James A. Turner, PGeo, a qualified person under NI 43-101.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:
“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com

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